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                              May 22, 2020

       Zhe Wang
       Chairman, Chief Executive Officer, and Director
       TIAN RUIXIANG Holdings Ltd.
       21A Jingyuan Art Center, 3 Guangqu Road
       Chaoyang District, Beijing 100124

                                                        Re: TIAN RUIXIANG
Holdings Ltd.
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed April 27,
2020
                                                            File No. 333-235727

       Dear Mr. Wang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form F-1 filed April 27,
2020

       Because we are a Cayman Island company and all of our business is conducted in the PRC..., page 21

   1. Here or under "Enforcement of Civil Liabilities," please include disclosure related to any new restrictions on the
ability to bring actions under Article 177 of the new amendments to the Chinese
securities laws that took effect on March 1, 2020.
       Exhibits

   2. Please file your agreements with Picc Beijing Branch and China United Life Insurance
                                                        Co., Ltd. Beijing
Branch as exhibits to the registration statement, or tell us why you do not believe this is
required. See Item 601(b)(10) of Regulation S-K.
 Zhe Wang
TIAN RUIXIANG Holdings Ltd.
May 22, 2020
Page 2

       You may contact Ben Phippen at 202-551-3697 or Amit Pande at 202-551-3423 if you
have questions regarding comments on the financial statements and related matters. Please contact Irene Paik at 202-551-6553 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                        Sincerely,
FirstName LastNameZhe Wang
                                                        Division of Corporation
Finance
Comapany NameTIAN RUIXIANG Holdings Ltd.
                                                        Office of Life Sciences
May 22, 2020 Page 2
cc:       Ying Li, Esq.
FirstName LastName